4Q25 New York City Community Investment Initiative

NEW YORK CITY ECONOMIC IMPACT OF INVESTMENTS^
(2002 – present)

75	$2.2B	$5.5B	44,142	40,795

Number of Projects	HIT Investment Amount	Total Development Cost	Housing Units Created or Preserved	Low- and Moderate- Income Housing Units

$5.4B	21.3M	24,416	$904.1M	92%

Total Economic Impact	Hours of Construction Work Generated	Total Jobs Created	State, Local and Federal Tax Revenue Generated	Percent Affordable

^ Includes purchase of securities for the preservation of affordable housing.

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of December 31, 2025. Economic impact data is in 2024 dollars and all other figures are nominal. Building America CDE, Inc. is a portfolio investment of the HIT but, unless otherwise noted, its underlying projects are not held in the HIT’s portfolio. Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department at 202-331-8055. Investors should read the current prospectus carefully before investing.